

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Anthony J. Allott
Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut 06901

> **RE: Silgan Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-22117**

Dear Mr. Allott:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. In future filings please discuss the expected effects on future earnings and cash flows resulting from each restructuring plan, including quantification of the dollar amounts and the period the effects are expected to be realized. In subsequent periods, discuss whether you actually realize the cost savings. Refer to SAB Topic 5:P.4 for guidance.

Results of Operations, page 35

2. We note that in your analysis of changes period over period you identify multiple drivers underlying those changes but you do not quantify each driver. For example, on page 37 you disclose that net sales for the metal container business increased 3.7 percent in 2012

as compared to the same period in 2011. You attribute this increase primarily to an increase in unit volumes and higher average selling prices. In future filings where you identify multiple drivers please quantify each so that an investor can separately assess the impact of each driver causing changes period over period. Refer to Section 501.04 and .12 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief